SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on August 24 and 25, 2020 drawn up in summary form

1.	Date, Time and Venue. Starting on August 24, 2020, at 1:00 p.m. and closing on August 25, 2020, at 3:30 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2.	Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Milton Seligman, Luis Felipe Pedreira Dutra Leite, Cecília Sicupira, Roberto Moses Thompson Motta, Antonio Carlos Augusto Ribeiro Bonchristiano, Nelson José Jamel, Vicente Falconi Campos and Marcos de Barros Lisboa. Justified absence of Mr. José Heitor Attilio Gracioso.

3.	Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.	Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.       Election of Member of the Operations, Finance and Compensation Committee. Pursuant to article 16, 2nd paragraph, of the Company’s bylaws, to elect Mr. Fernando Mommensohn Tennenbaum, for the position of member of the Operations, Finance and Compensation Committee, as of today, with a term of office until the Company’s Annual Shareholders’ Meeting that resolves on the financial statements for the fiscal year ending December 31, 2022, approving as well the correspondent update of the Operations, Finance and Compensation Committee Internal Regulations.

4.2.       Nomination of Executive Officer. Pursuant to article 21, item “d”, of the Company's bylaws, effective as of October 1st, 2020, to elect Mr. Daniel Wakswaser, current Global Vice President of Adjacencies at Anheuser-Busch InBev S.A./N.V. (“ABI”), Brazilian, advertising, bearer of identity card RG nº 44.046.333 SSP/SP and registered with CPF/ME under nº 330.638.588.38, with office in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1.017, 3rd floor, Itaim Bibi, to the position of Marketing Vice President Officer at the Company, replacing Mr. Ricardo Dias Mieskalo Silva.

4.2.1. Mr. Daniel Wakswaser will have a term of office until December 31, 2021, and will be sworn in the position upon the execution of the instrument of investiture in the proper book, at which time he will execute a statement confirming there is no impediment to his election to the Company’s Board of Executive Officers, as provided by law.

4.2.2. As a result of the above resolution, the Company's Board of Executive Officers will have the composition indicated in Exhibit I as of October 1st, 2020.

5.	Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, August 25, 2020.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
/s/ Milton Seligman	/s/ Luis Felipe Pedreira Dutra Leite
/s/ Cecília Sicupira	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Marcos de Barros Lisboa	/s/ Vicente Falconi Campos
/s/ Roberto Moses Thompson Motta	/s/ Nelson José Jamel /s/ Letícia Rudge Barbosa Kina Secretary

EXHIBIT I

Composition of the Board of Executive Officers as from October 1st, 2020

(unified term of office until December 31st, 2021)

(i)	Mr. Lucas Machado Lira, as “Chief Financial, Investor Relations and Shared Services Officer”;
(ii)	Mr. Jean Jereissati Neto, as “Chief Executive Officer”;
(iii)	Mr. Eduardo Braga Cavalcanti de Lacerda, as “Commercial and Non-Alcoholic Beverages Vice President Officer”;
(iv)	Mr. Daniel Cocenzo, as “Sales Vice President Officer”;
(v)	Mr. Daniel Wakswaser, as “Marketing Vice President Officer”,
(vi)	Mr. Ricardo Morais Pereira de Melo, as “People and Management Vice President Officer”;
(vii)	Mr. Maurício Nogueira Soufen, as “Industrial Vice President Officer”;
(viii)	Mr. Paulo André Zagman, as “Logistics Vice President Officer”;
(ix)	Mrs. Letícia Rudge Barbosa Kina, as “Legal Vice President Officer”;
(x)	Mr. Ricardo Gonçalves Melo, as “Corporate Affairs and Compliance Vice President Officer”;
(xi)	Mr. Rodrigo Figueiredo de Souza, as “Procurement Vice President Officer”; and
(xii)	Mr. Eduardo Eiji Horai, as “Information Technology Vice President Officer”.

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer